July 23, 2019

Scott L. Mathis
President & Chief Executive Officer
Gaucho Group Holdings, Inc.
135 Fifth Avenue, Floor 10
New York, NY 10010

       Re: Gaucho Group Holdings, Inc.
           Draft Registration Statement on Form S-1
           Submitted June 26, 2019
           CIK 0001559998

Dear Mr. Mathis:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1, Filed June 26, 2019

General

1. It appears that you qualify as an "emerging growth company" as defined in the Jumpstart
       Our Business Startups Act. If so, please disclose that fact in your filing.
2. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
3. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and
 Scott L. Mathis
FirstName LastNameScott L. Mathis
Gaucho Group Holdings, Inc.
Comapany NameGaucho Group Holdings, Inc.
July 23, 2019
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         pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.
Prospectus Summary, page 3

4. We note your disclosure in this section and on page 62 regarding a reverse stock split you plan to effect in connection with your listing on a national exchange. We further note your disclosure on page F-61, stating "On December 12, 2017, the Company's Board of
         Directors approved a five-for-one reverse stock split, to be effective upon the Company's uplisting to a national stock exchange." Please revise to clarify the actual reverse stock split ratio approved by your stockholders and board, when available.
5. We note your focus in this section and in the "Business" section on your e-commerce brand. We further note, from your disclosure on pages F-13 and F-38, that you do not appear to have recognized any revenue from this business line as of December 31, 2018 or
         March 31, 2019. Please balance your disclosure in these sections with disclosure regarding the material risks and barriers to entry associated with this business line and ensure that you do not place undue prominence on your plans to expand this aspect of your business without fully addressing all material aspects of your other lines business and their respective impacts on your results of operations and growth strategy.
Dilution, page 29

6. We note your disclosure, including on page 3, stating that all Series B Preferred Stock converted into common stock at the closing of this offering. Please revise your disclosure in this section to include the effect of such conversion in your calculations. Please refer to
         Item 506 of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations, page 33

7. Please revise your disclosure in this section to clarify the relative contributions to your operating results from your hotel and resort operations, real estate operations, and agricultural operations, respectively. Additionally, please revise your disclosure under
         "Recent Developments and Trends" to clarify the relative extent to which you expect each of your existing businesses as well as GG's fashion business to contribute to your financial condition and results of operations in the future. Refer to Item 303(a) of Regulation S-K.
Business, page 43

8. To the extent that management tracks such information, please include occupancy data, average daily rate and RevPAR for each of your material hotel properties.
Sales and Marketing Strategy / Competitive Edge, page 46

9. Please revise to clarify the nature of the relationship, contractual or otherwise, that you
 Scott L. Mathis
FirstName LastNameScott L. Mathis
Gaucho Group Holdings, Inc.
Comapany NameGaucho Group Holdings, Inc.
July 23, 2019
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         have with each of the business advisors identified in this section. Currency Devaluation, page 50

10. We note your disclosure in this section. We further note your disclosure on page 35 regarding the negative effect on your revenues as a result of the "impact of the decline in the value of the Argentine peso . . . vis- -vis the U.S. dollar during 2018." Please balance your disclosure in this section with a discussion of future potential negative impacts on your business or results of operations as a result of currency devaluation.
Wine Distribution Partnership with sbe Entertainment Group, page 54

11. Please revise to clarify the nature of your relationship with sbe Entertainment Group. To the extent applicable, please file any material agreements you have entered into with sbe
         Entertainment Group as exhibits or advise. Refer to Item 601(b)(10) of Regulation S-K.
Directors, Executive Officers and Corporate Governance
Term of Office, page 66

12.      Please revise to disclose the length of each director's term of office.
Certain Relationships and Related Transactions and Director Independence, page
77

13. We note your disclosure in this section regarding your expense sharing agreements. We further note your disclosure on pages F-19 and F-52 regarding expense sharing agreements. Please revise your disclosure in this section to include all of the disclosures required by Item 404(a) of Regulation S-K, including identifying both of the related parties with which you have expense sharing agreements, the approximate value of the transactions, and the approximate value of the related person's interests therein.
Indemnification Agreements, page 77

14. We note your statement that you "have not entered into indemnification agreements with each of [your] directors and executive officers." This is inconsistent with the remaining disclosure in this section and in the risk factor on page 24 under the heading "The
         Company's officers and directors are indemnified against certain conduct that may prove costly to defend." Please revise for consistency.
Exhibits

15. We note that your bylaws provide that a state or federal court located within the state of
         Delaware will be the exclusive forum for certain types of claims, including derivative claims. Please revise your registration statement to clearly and prominently disclose this provision, including whether it applies to claims made under the federal securities laws.
         Additionally, please describe any risks to investors associated with this provision and any uncertainty as to such provision's enforceability.
 Scott L. Mathis
Gaucho Group Holdings, Inc.
July 23, 2019
Page 4

       You may contact Peter McPhun, Staff Accountant, at (202) 551-3581 or Kristi Marrone,
Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Staff Attorney, at (202) 551-
3207 or Erin E. Martin, Legal Branch Chief, at (202) 551-3391 with any other questions.



                                                           Sincerely,
FirstName LastNameScott L. Mathis
                                                           Division of
Corporation Finance
Comapany NameGaucho Group Holdings, Inc.
                                                           Office of Real
Estate and
July 23, 2019 Page 4                                       Commodities
FirstName LastName